

December 3, 2021

Sam Ash
Chief Executive Officer
Bunker Hill Mining Corp.
82 Richmond Street East
Toronto, ON M5C 1P1
Canada

      Re: Bunker Hill Mining Corp.
          Registration Statement on Form S-1
          Filed November 22, 2021
          File No. 333-261259

Dear Mr. Ash:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed November 22, 2021

General, page 1

1.   We note you disclose that you intend for this registration statement to include a combined prospectus that also relates to your earlier registration statement on Form S-1, File No. 333-249682. Please disclose the amount of unsold securities that were previously the subject of the earlier Form S-1 and revise your registration statement to consistently describe the number of securities being offered by the selling shareholders. In that regard, we note the disclosure on your prospectus cover page that you are offering for resale 11,462,229 common shares and 99,017,713 common shares issuable pursuant to common shares purchase warrants is inconsistent with your disclosure under Summary of the Offering on page 9 and Selling Shareholders and Beneficial Owners on page 23.

Information Incorporated by Reference, page 43

2. Please tell us why you are eligible to incorporate by reference. It appears that you are a registrant for an offering of penny stock. Please refer to General Instruction VII.D.1(c) of Form S-1. Alternatively, revise your reference to incorporation by reference and provide all required disclosure within the prospectus.

Exhibits

3. We note the legal opinion filed as Exhibit 5.1 opines that 20,345,080 shares of common stock covered by the registration statement will be duly authorized, validly issued, fully paid and non-assessable. Please file a revised legal opinion that opines that the securities issued to the selling shareholders are duly authorized, validly issued, fully paid and non-assessable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff Attorney, at (202)551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joseph P. Galda